February 11, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	DWS Value Series, inc. (the “Registrant”); File No. 811-05385

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-156344) relating to the issuance of shares of beneficial interest in connection with the merger of DWS Equity Income Fund (“Equity Income Fund”), a series of DWS Value Equity Trust (File No. 811-01444), into DWS Large Cap Value Fund, a series of the Registrant (the “Merger”).

On or about February 11, 2009, the Registrant will be filing by letter a request for acceleration of effectiveness as of February 12, 2009.

It is currently expected that a special meeting of shareholders of Equity Income Fund will be held on March 27, 2009. Accordingly, we plan to mail the proxy materials to Equity Partners Fund shareholders around February 17, 2009.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (312) 609-7785.

Very truly yours,

/s/ Corey L. Zarse

CLZ/kc

Enclosures